Exhibit 99.1

Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Segment Performance
3.	Consolidated Financial Position, Liquidity and Capital Resources
4.	Financial Instruments
5.	Funding Costs
6.	Related Party Transactions
7.	Shareholders’ Equity
8.	Event After the Reporting Period
9.	Accounting Policies and Estimates
10.	Disclosure Controls and Procedures
11.	Risks and Uncertainties

Management’s Discussion and Analysis
“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investments in real estate joint arrangements.

This quarterly report to Shareholders, which includes the Management’s Discussion and Analysis (“MD&A”), current as at December 1, 2014 unless otherwise stated, and the unaudited condensed consolidated financial statements of the Company for the 13-week period ended November 1, 2014 (“Q3 2014 financial statements”) (together, the “Quarterly Report”), contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

The third quarter (“Q3”) unaudited results for the 52-week period ending January 31, 2015 (“Fiscal 2014” or “2014”) and the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”) reflect the 13-week periods ended November 1, 2014 (“Q3 2014”) and November 2, 2013 (“Q3 2013”), respectively. The year-to-date unaudited results for 2014 and 2013 reflect the 39-week periods ended November 1, 2014 (“Fiscal 2014 year-to-date”) and November 2, 2013 (“Fiscal 2013 year-to-date”), respectively. The 2012 fiscal year refers to the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2013. These items are contained in the Company’s 2013 Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2013 Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report do not form a part of this document. All references in this Quarterly Report to websites are inactive textual references only.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 13, 2014 and the Management Proxy Circular dated March 13, 2014, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2013 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada and the United States and can be accessed on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.

The Q3 2014 financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides such additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” for additional information.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 8 “Event After the Reporting Period”, Section 9 “Accounting Policies and Estimates” and Section 11 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); ability to secure an agreement with a financial institution for the management of the credit and financial services operations, or to secure an agreement on terms and conditions as favorable to us as those we currently have under our credit card marketing and servicing alliance with JPMorgan Chase; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged for; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long‑lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings’ common stock; possible changes in the Company’s ownership by Sears Holdings and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2013 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Quarterly Report is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.

2014 Third Quarter Highlights
For the 13 and 39-week periods ended November 1, 2014 and November 2, 2013
(unaudited)

	Third Quarter			Year-to-Date
(in CAD millions, except per share amounts)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total revenue	$834.5	(15.0)%	$982.3	$2,452.0	(12.7)%	$2,809.5
Same store sales (%)[1]	(9.5)%		1.2%	(8.0)%		(1.2)%
Adjusted EBITDA[1]	(19.4)	(365.8)%	7.3	(93.6)	(628.8)%	17.7
Net (loss) earnings	(118.7)	(143.2)%	(48.8)	(215.2)	(395.6)%	72.8
Basic net (loss) earnings per share	(1.16)	(141.7)%	(0.48)	(2.11)	(397.2)%	0.71
(in CAD millions)	As at November 1, 2014	% Chg 2014 vs 2013	As at November 2, 2013	As at November 1, 2014	% Chg 2014 vs 2013	As at February 1, 2014
Cash and cash equivalents	$234.3	(1.6)%	$238.2	$234.3	(54.4)%	$513.8
Inventories	798.5	(23.4)%	1,041.8	798.5	3.1%	774.6
Total assets	1,995.4	(24.8)%	2,653.3	1,995.4	(16.6)%	2,392.3
Shareholders’ equity	827.5	(28.1)%	1,151.1	827.5	(22.9)%	1,073.8

1
Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Third Quarter		Year-to-Date
	2014	2013	2014	2013
High	$16.65	$14.50	$17.12	$14.50
Low	$8.56	$11.70	$8.56	$8.85
Close	$10.85	$14.41	$10.85	$14.41
Average daily trading volume	44,681	25,813	26,728	69,051

(NASDAQ - Trading Symbol SRSC) - quoted in U.S. dollars

	Third Quarter		Year-to-Date
	2014	2013[1]	2014	2013[1]
High	$9.94	$—	$9.94	$—
Low	$9.50	$—	$9.50	$—
Close	$9.66	$—	$9.66	$—
Average daily trading volume	20,009	—	20,009	—

1	Began trading on the NASDAQ in Q3 2014.

•
Revenue was $834.5 million in Q3 2014, a decrease of 15.0%, as compared to Q3 2013. The decrease was primarily attributable to sales declines in electronics, home décor, home furnishings, major appliances, men’s wear, women’s apparel and footwear, and included a decrease of $38.0 million attributable to the closure of full-line stores announced during Fiscal 2013 and $10.3 million related to certain joint arrangements sold during the fourth quarter of Fiscal 2013. These decreases were partially offset by an increase in sales of seasonal merchandise and Craftsman®, Air & Water Products (“CAWP”).

•	Same store sales for Q3 2014 decreased 9.5%, as compared to the same period last year.

•
Cost management resulted in selling, administrative and other expenses decreasing by $53.9 million in Q3 2014, as compared to Q3 2013. Excluding transformation expenses and non-recurring items included in selling, administrative and other expenses in both periods, cost management resulted in operating expense reductions of $52.2 million in Q3 2014, as compared to the same period last year.

•	The Company continued to make progress on its transformation, having executed the following initiatives in Q3 2014:

•
Held the second annual Canadian Thanksgiving Black Friday sale, which took place in store and online from October 9 - 13. The 2014 sale included all product lines, as compared to the 2013 sale which only included products within the Company’s Home & Hardlines product line;

•
Opened a new 240,000 square foot small-ticket fulfillment centre located in Calgary, Alberta, creating approximately 200 new jobs. The new facility, when fully operational, is expected to reduce delivery time to western Canadian customers by an average of one to two days compared to the Company’s previous facility;

•
Sold its 20% joint arrangement interest in the Kildonan Place Shopping Centre (“Kildonan”) for total proceeds of $27.7 million and its 15% joint arrangement interest in the Les Galeries de Hull Shopping Centre (“Hull” ) for total proceeds of $10.5 million; and

•
Appointed Ronald D. Boire as Acting President and Chief Executive Officer, and as a member of the Board of Directors, replacing Douglas C. Campbell, who will be leaving the company by the end of the year for personal reasons.

•
The Company’s gross margin rate was 34.3% in Q3 2014, as compared to 37.2% in Q3 2013. The decrease was primarily due to reduced margins in electronics, major appliances, footwear, children’s wear, men’s wear and women’s apparel as a result of increased clearance and promotional activities, partially offset by increased margins in home furnishings, seasonal merchandise, cosmetics & personal care products and women’s intimates. The decrease was also related to certain joint arrangements sold during the fourth quarter of Fiscal 2013, which negatively impacted the Company’s gross margin rate by 0.8% for the period.

•
Adjusted net (loss) earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q3 2014 was $(19.4) million, as compared to $7.3 million in Q3 2013, a decrease of $26.7 million. Adjusted EBITDA in Q3 2014 was impacted by the loss of rental income of $5.6 million from the sale of shopping centre joint arrangements with The Westcliff Group of Companies during the fourth quarter of Fiscal 2013, $4.2 million related to the closure of full-line stores announced during Fiscal 2013, $2.0 million due to the discontinuation of the licensing arrangement with SHS Services Management Inc. (“SHS”) and $1.2 million in incremental foreign exchange loss, as compared to Q3 2013. Excluding the impact of these items, Adjusted EBITDA in Q3 2014 decreased by $13.7 million, as compared to the same period last year.

•
Basic net loss per common share was $1.16 for Q3 2014, as compared to a basic net loss per common share of $0.48 for the same period last year. Excluding transformation expenses and non-recurring items included in net loss, net loss per common share was $0.92 for Q3 2014, as compared to a net loss per common share of $0.17 for the same period last year.

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $234.3 million and no cash drawings on the $300.0 million Amended Credit Facility (as defined in Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”) as at November 1, 2014. Refer to Note 9 “Long-term obligations and finance costs” in the Q3 2014 financial statements for additional information.

1. Company Performance
a. Business Segments
Sears classifies its operations in two reportable business segments: merchandising and real estate joint arrangements. The Company does not expect its reportable business segments to change for the remainder of Fiscal 2014. The Company’s methodology for segmenting its business is described in Note 21 “Segmented information” in the Q3 2014 financial statements.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to product repair. Commission revenue includes travel, home improvement services, insurance and performance payments received from JPMorgan Chase under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. Refer to Section 8 “Event After the Reporting Period” and Section 11 “Risks and Uncertainties” for additional information. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”) (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered into a multi-year licensing agreement with SHS Services Management Inc. (“SHS”) during the first quarter of Fiscal 2013, under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). On December 13, 2013, SHS announced it was in receivership, and all offers of services provided by SHS ceased. Refer to Note 17 “Financial instruments” in the Q3 2014 financial statements for additional information. Licensee fee revenues are comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores.

Real Estate Joint Arrangements
The primary objective of the Company’s real estate joint arrangements was to maximize the returns on its investment in shopping centre real estate. Sears reviewed the performance of these joint arrangements on a regular basis. Shopping centres were considered non-core assets.
During Q3 2014, the Company sold its interest in the remaining properties co-owned with Ivanhoé Cambridge Properties (“Ivanhoé”) for total proceeds of $38.2 million, recognizing a pre-tax gain of $14.6 million on the sale. Refer to Note 16 “Gain on sale of interest in joint arrangements” in the Q3 2014 financial statements for additional information.

b. Strategic Initiatives
The overarching approach of the Company is to maximize shareholder value by using three value levers as follows:

1.
Merchandising Value: Establishing a focus on the Sears value proposition that provides customers with a balance of quality, price, and service. The Company’s buying and marketing strategies are designed to deliver the value proposition consistently across all products, stores and formats.

2.
Operating Efficiency Value: Managing expenses prudently and identifying inefficiencies within the business. The Company has undertaken “right-sizing” and outsourcing initiatives and will modify business models when appropriate to continue to better align the size of the Company to the current volume of business.

3.
Network Optimization Value: Maximizing return on assets such as real estate and non-core businesses. The Company will evaluate opportunities to monetize non-core assets when the market value of those assets exceeds the retailing value, while seeking ways to optimize and unlock the value of the network.

In the third quarter of Fiscal 2014, the Company undertook or continued to progress on a number of strategic initiatives to continue trying to improve the financial and operational performance of the Company:

Merchandising Value

•
Held the second annual Canadian Thanksgiving Black Friday sale, which took place in store and online from October 9 - 13. During this sale, there were a variety of small and big ticket items available at substantial discounts. The 2014 sale included all product lines, as compared to the 2013 sale which only included products within the Company’s Home & Hardlines product line. Sears was one of the first major retailers to bring the Black Friday sale associated with American Thanksgiving to Canada;

•
During the month of August, Sears ran a “Rock the Halls” campaign designed to help families with school-aged children to prepare for back-to-school. The Company provided certain families with their back-to-school purchases for free, while providing the Company’s Facebook followers the chance to win a $250 gift card. In addition to the in store and social media promotions, the Company teamed up with Converse® to donate $10,000 of back-to-school apparel to the Boys and Girls Clubs of Canada (“BGCC”); and

•
In connection with the rights offering announced by Sears Holdings, the Company and Sears Holdings agreed to extend the agreement pursuant to which the Company licenses the right to use the “Sears” name and certain other brand names associated with a number of its major product lines. With this change, the agreement will continue to apply for so long as Sears Holdings continues to own at least 10% of the voting shares of the Company (the previous agreement was void if Sears Holdings’ ownership fell below 25%) and the Company will have the continued right to use the trademarks on a royalty-free basis in the event of termination for 5 years (previously 3 years).

Operating Efficiency Value

•
Opened a new 240,000 square foot small-ticket fulfillment centre located in Calgary, Alberta, creating approximately 200 new jobs. The Calgary distribution centre is a modern operation with advanced product and packaging systems that is designed to facilitate faster processing of customer orders. The distribution centre can pick, pack and ship small-ticket items such as apparel, home décor, small appliances and toys for customers in western Canada who order from the Company’s Direct channel, which includes the Company’s various catalogues and e-commerce offerings at www.sears.ca. The new facility, when fully operational, is expected to reduce delivery time to western Canadian customers by an average of one to two days compared to the Company’s previous facility.

Network Optimization Value

•
On September 17, 2014, closed an earlier announced transaction for the sale of its 20% joint arrangement interest in Kildonan for total proceeds of $27.7 million from H&R Real Estate Investment Trust. Kildonan, located in Winnipeg, Manitoba, was a joint arrangement the Company held with Ivanhoé. This transaction will have no effect on the associates or operation of the store located within the shopping centre, and Sears will continue to serve the residents of Winnipeg at this location; and

•
On September 30, 2014, closed the sale of its 15% joint arrangement interest in Hull for total proceeds of $10.5 million from Fonds de Placement Immobilier Cominar. Hull, located in Gatineau, Québec, was a joint arrangement the Company held with Ivanhoé. This transaction will have no effect on the associates or operation of the store located within the shopping centre, and Sears will continue to serve the residents of Gatineau at this location.

During Q3 2014, the Company appointed Ronald D. Boire as Acting President and Chief Executive Officer, and as a member of the Board of Directors, replacing Douglas C. Campbell, who will be leaving the company by the end of the year for personal reasons. Mr. Boire was most recently President of the Sears and Kmart formats at Sears Holdings. Prior to joining Sears Holdings in January 2012, Mr. Boire was President and CEO at Brookstone, Inc., a position he held from October 2009. Prior to that Mr. Boire worked at Toys “R” Us, Inc. becoming President of the North American division in 2006.

c. Corporate Social Responsibility
The following is a summary of the results of the Company and its associates’ corporate social responsibility efforts during Q3 2014:

•
Presented the seventh annual Sears National Kids Cancer Ride (the “Ride”), in cooperation with the Coast to Coast Against Cancer Foundation. This 7,000 km cycling journey rolled across Canada from September 4-20, raising funds and awareness for the fight against childhood cancer. This year, Sears, its customers and associates raised or donated over $660,000 in funds and logistical support and services for the Ride;

•
Celebrated the fourth annual Sears Great Canadian Run with community-based relays from Toronto, Ontario to Blue Mountain/Collingwood, Ontario, from Ottawa, Ontario to Montebello, Québec and, new for 2014, from Calgary, Alberta to Camp Kindle, Alberta, which is a camp for children with cancer. The three runs facilitated approximately $900,000 in donations for childhood cancer; and

•
Raised over $576,000 by supporting the 27th Annual Sears BGCC Golf Tournament in Stouffville, Ontario in August, and the annual Opération Enfant Soleil (“OES”) Golf Tournament held at Elm Ridge Golf Club near Montréal. The proceeds went to support BGCC’s after-school programs and for children’s pediatrics in Québec, respectively. OES is a major charity partner celebrating its 27th year in Québec. It is committed to raising funds for the development of high-quality children’s health care.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which the Company operates.

Sears Canada continued to focus on these three priorities by implementing or continuing the following initiatives during Q3 2014:

•
Sears Canada’s new recycling partner, GreenSpace Waste Solutions (“GreenSpace”), began handling the Company’s recycling activities in June 2014. GreenSpace was selected for its ability to maximize the value of recycled materials and for its expertise in driving waste diversion activities. This has resulted in more than $115,000 in avoided costs, including a 59% increase in rebates for recycled materials from June to September of this year, as compared to the same period in 2013. GreenSpace has also improved reporting capabilities, which helps the Company track progress towards its goal of diverting 90% of its waste from landfill;

•
The ENERGY STAR® program changed its requirement for certified refrigeration products to be 9% more energy efficient than the federal minimum standard for energy efficiency. The Company transitioned approximately 400 products during 2014, which included updating electronic components and, in some cases, complete redesigns. This has helped promote innovation as well as creating more energy efficient products for our customers; and

•
As at the end of 2013, the Company has reduced its annual electricity consumption by 29% since it first established a baseline in 2007. It has accomplished this primarily by optimizing power utilization schedules.

d. Quarterly Performance
There is seasonal variability in the Company’s financial performance and in the products and services we offer. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and same store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared in accordance with IFRS.

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
(in CAD millions, except per share amounts)	2014	2013	2014	2013	2014	2013	2013	2012
Total revenue	$834.5	$982.3	$845.8	$960.1	$771.7	$867.1	$1,182.3	$1,307.2
Net (loss) earnings	$(118.7)	$(48.8)	$(21.3)	$152.8	$(75.2)	$(31.2)	$373.7	$39.9
Basic net (loss) earnings per share	$(1.16)	$(0.48)	$(0.21)	$1.50	$(0.74)	$(0.31)	$3.67	$0.39
Diluted net (loss) earnings per share	$(1.16)	$(0.48)	$(0.21)	$1.50	$(0.74)	$(0.31)	$3.67	$0.39

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides such additional information in this MD&A.

Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. The same store sales metric excludes the Direct channel. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 39-week periods ended November 1, 2014 and November 2, 2013. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.

A reconciliation of the Company’s total merchandising revenue to same store sales is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions)	2014	2013	2014	2013
Total merchandising revenue	$833.6	$971.2	$2,448.0	$2,776.6
Non-comparable store sales	181.6	225.1	582.9	668.1
Same store sales	652.0	746.1	1,865.1	2,108.5
Percentage change in same store sales	(9.5)%	1.2%	(8.0)%	(1.2)%
Percentage change in same store sales by category
Apparel & Accessories	(8.5)%	8.2%	(4.1)%	5.7%
Home & Hardlines	(10.1)%	(3.1)%	(10.5)%	(5.5)%

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net (loss) earnings to Adjusted EBITDA is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	$(118.7)	$(48.8)	$(215.2)	$72.8
Transformation expense[1]	4.0	20.2	19.5	21.7
Gain on lease terminations and lease amendments[2]	—	—	—	(185.7)
Gain on sale of interest in joint arrangements[3]	(14.6)	—	(35.1)	—
Goodwill impairment[4]	—	6.1	2.6	6.1
Montreal and Regina impairment[5]	44.4	16.5	44.4	16.5
Other asset impairment[6]	—	—	15.7	—
Accelerated tenant inducement amortization[7]	—	—	—	(4.5)
Lease exit costs[8]	0.2	0.2	4.1	0.2
SHS warranty and other costs[9]	—	—	6.6	—
Gain on settlement of retirement benefits[10]	—	—	(10.6)	—
Depreciation and amortization expense	20.7	27.6	66.1	87.8
Finance costs	1.5	3.0	5.7	8.1
Interest income	(0.6)	(0.8)	(2.0)	(1.6)
Income tax expense (recovery)[11]	43.7	(16.7)	4.6	(3.7)
Adjusted EBITDA[12]	(19.4)	7.3	(93.6)	17.7
Basic net (loss) earnings per share	$(1.16)	$(0.48)	$(2.11)	$0.71

1
Transformation expense during 2014 and 2013 relates primarily to severance costs incurred during the period. These costs are included in “Selling, administrative and other expenses” in the Q3 2014 financial statements.

2	Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties described in Note 15 in the Q3 2014 financial statements.
3
Gain on sale of interest in joint arrangements represents the gain associated with selling the Company’s interest in certain properties co-owned with Ivanhoé Cambridge described in Note 16 in the Q3 2014 financial statements.

4
Goodwill impairment represents the charge related to writing down the carrying value of goodwill related to the Corbeil cash generating unit and HIPS cash generating unit described in Note 8 in the Q3 2014 financial statements.

5
Montreal and Regina impairments represent the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse and writing down the carrying value of the property, plant and equipment and investment property of one of the Regina logistics centres, to the fair value less costs to sell described in Note 7 and Note 14 in the Q3 2014 financial statements.

6
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units described in Note 7 in the Q3 2014 financial statements.

7
Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to the properties referred to in footnote 2 above. This amortization is included in “Selling, administrative and other expenses” in the Q3 2014 financial statements.

8
Lease exit costs relate primarily to costs incurred to exit certain properties during 2014 and 2013. These costs are included in “Selling, administrative and other expenses” in the Q3 2014 financial statements.

9
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS announcing it was in receivership described in Note 17 in the Q3 2014 financial statements.

10
Gain on settlement of retirement benefits represents the settlement of retirement benefits of eligible members covered under the non-pension retirement plan described in Note 12 in the Q3 2014 financial statements.

11	Income tax expense (recovery) in Q3 2014 includes a charge to reduce the Company’s net deferred tax assets to the recoverable amount described in Note 20 in the Q3 2014 financial statements.
12
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

f. Consolidated Financial Results

	Third Quarter			Year-to-Date
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Revenue	$834.5	(15.0)%	$982.3	$2,452.0	(12.7)%	$2,809.5
Cost of goods and services sold	548.4	(11.1)%	616.9	1,631.1	(7.1)%	1,755.9
Selling, administrative and other expenses	374.8	(12.6)%	428.7	1,073.5	(7.8)%	1,163.7
Operating loss	(88.7)	(40.1)%	(63.3)	(252.6)	(129.4)%	(110.1)
Gain on lease terminations and lease amendments	—	—	—	—	(100.0)%	185.7
Gain on sale of interest in joint arrangements	14.6	100.0%	—	35.1	100.0%	—
Gain on settlement of retirement benefits	—	—	—	10.6	100.0%	—
Finance costs	1.5	(50.0)%	3.0	5.7	(29.6)%	8.1
Interest income	0.6	(25.0)%	0.8	2.0	25.0%	1.6
(Loss) earnings before income taxes	(75.0)	(14.5)%	(65.5)	(210.6)	(404.8)%	69.1
Income tax (expense) recovery	(43.7)	(361.7)%	16.7	(4.6)	(224.3)%	3.7
Net (loss) earnings	$(118.7)	(143.2)%	$(48.8)	$(215.2)	(395.6)%	$72.8

Total revenue decreased by 15.0% to $834.5 million in Q3 2014 and decreased by 12.7% to $2,452.0 million in Fiscal 2014 year-to-date, as compared to the same periods in Fiscal 2013. Same store sales declined 9.5% in Q3 2014 and 8.0% in Fiscal 2014 year-to-date. The revenue in Q3 2014 relating to Home & Hardlines decreased by $75.0 million, as compared to the same period in Fiscal 2013, primarily due to sales volume declines in electronics, home décor, home furnishings, toys, fitness & recreation, floorcare, sewing and major appliances, partially offset by an increase in sales of seasonal merchandise and CAWP. The revenue in Fiscal 2014 year-to-date relating to Home & Hardlines decreased by $190.5 million, as compared to the same period in Fiscal 2013, primarily due to sales volume declines in CAWP, electronics, toys, fitness & recreation, floorcare, sewing and major appliances. The revenue in Q3 2014 relating to Apparel & Accessories decreased by $52.7 million, as compared to Q3 2013, primarily due to sales volume declines in children’s wear, men’s wear, women’s apparel, cosmetics, jewellery, footwear and women’s intimates. The revenue in Fiscal 2014 year-to-date relating to Apparel & Accessories decreased $100.3 million, as compared to the same period in Fiscal 2013, primarily due to sales volume declines in children’s wear, men’s wear, women’s apparel, cosmetics, jewellery, accessories, footwear and women’s intimates. Included in the total revenue decrease in Q3 2014 and in Fiscal 2014 year-to-date was the impact of the closure of full-line stores previously announced during Fiscal 2013, which negatively impacted revenue by $38.0 million and $96.7 million, respectively, as compared to the same periods in Fiscal 2013. Also included in the total revenue decrease in Q3 2014 and in Fiscal 2014 year-to-date was a decrease in Services and other revenue of $19.4 million and $48.0 million, respectively, as compared to the same periods in Fiscal 2013. This decrease was primarily related to certain joint arrangements sold in the fourth quarter of Fiscal 2013, as described in Note 11 “Joint arrangements” in the Consolidated Financial Statements for Fiscal 2013 and reduced sales of extended warranty service contracts.

In Q3 2014, total revenue recognized from points redemption under the loyalty program was $12.7 million (Q3 2013: $9.7 million) and total revenue deferred related to points issuances in Q3 2014 was $13.5 million (Q3 2013: $11.2 million). Total revenue recognized in Q3 2014 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $3.3 million (Q3 2013: $1.7 million) due to an overall increase in points issuance. The increase in total revenue deferred related to increased points issuance was primarily due to higher new accounts compared to 2013 as well as a higher expected redemption rate.

In Fiscal 2014 year-to-date, total revenue recognized from points redemption under the loyalty program was $36.1 million (Fiscal 2013 year-to-date: $26.0 million) and total revenue deferred related to points issuances was $36.6 million (Fiscal 2013 year-to-date: $27.6 million). Total revenue recognized in Fiscal 2014 year-to-date for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $7.9 million (Fiscal 2013 year-to-date: $4.5 million) due to an overall increase in points issuance. The increase in total revenue deferred related to increased points issuance was primarily due to a combination of the recently introduced points-based acquisition bonus and higher new accounts compared to 2013 as well as a higher expected redemption rate.

Cost of goods and services sold was 11.1% lower in Q3 2014 and 7.1% lower in Fiscal 2014 year-to-date, as compared to the same periods in Fiscal 2013. The decrease was primarily attributable to lower sales volumes, which included the impact of the closure of full-line stores announced during Fiscal 2013.

The Company’s gross margin rate was 34.3% in Q3 2014, as compared to 37.2% in Q3 2013. The gross margin rate in Fiscal 2014 year-to-date was 33.5%, as compared to 37.5% for the same period in Fiscal 2013.The decrease in Q3 2014, as compared to Q3 2013, was primarily due to reduced margins in electronics, major appliances, footwear, children’s wear, men’s wear and women’s apparel as a result of increased clearance or promotional activities, partially offset by increased margins in home furnishings, seasonal merchandise, cosmetics & personal care products and women’s intimates. The decrease in Fiscal 2014 year-to-date, as compared to the same period in Fiscal 2013, was primarily due to reduced margins in home furnishings, home décor, CAWP, electronics, floorcare, sewing, major appliances, jewellery, accessories & luggage, footwear, women’s intimates, children’s wear, men’s wear and women’s apparel, as a result of increased clearance or promotional activities, partially offset by increased margins in fitness & recreation, seasonal merchandise and cosmetics & personal care products. The decrease in Q3 2014 and in Fiscal 2014 year-to-date, as compared to the same periods in Fiscal 2013, was also related to certain joint arrangements sold during the fourth quarter of Fiscal 2013, which negatively impacted the Company’s gross margin rate by 0.8% for both periods in 2014.

Selling, administrative and other expenses, including depreciation and amortization expenses decreased by $53.9 million or 12.6% to $374.8 million in Q3 2014, as compared to the same period in Fiscal 2013. Excluding transformation expenses of $4.0 million in Q3 2014 (Q3 2013: $20.2 million) and non-recurring items such as asset impairments, joint arrangement costs primarily related to certain joint arrangements sold during the fourth quarter of Fiscal 2013 and lease exit costs of $45.2 million (Q3 2013: $30.7 million), selling, administrative and other expenses declined by $52.2 million or 13.8% in Q3 2014, as compared to Q3 2013. The decrease in expenses, excluding non-recurring items, was attributable to lower spending on advertising and payroll. Advertising expense decreased primarily due to reductions in media, flyers and catalogue circulations. Payroll expense decreased primarily due to a reduced number of associates, as a result of previously announced transformation actions. See Note 7 “Property, plant and equipment” and Note 14 “Assets and liabilities classified as held for sale” in the Q3 2014 financial statements for additional information regarding impairment costs in Q3 2014 and Q3 2013.

Selling, administrative and other expenses, including depreciation and amortization expenses decreased by $90.2 million or 7.8% to $1,073.5 million in Fiscal 2014 year-to-date, as compared to the same period in Fiscal 2013. Excluding transformation expenses of $19.5 million in Fiscal 2014 year-to-date (Fiscal 2013 year-to-date: $21.7 million) and non-recurring items such as asset impairments, joint arrangement costs primarily related to certain joint arrangements sold during the fourth quarter of Fiscal 2013 and lease exit costs of $70.2 million (Fiscal 2013 year-to-date: $46.1 million), accelerated tenant inducement amortization of nil (Fiscal 2013 year-to-date: $(4.5) million) and SHS warranty and other costs of $6.6 million (Fiscal 2013 year-to-date: nil), selling, administrative and other expenses declined by $123.2 million or 11.2% in Fiscal 2014 year-to-date, as compared to Fiscal 2013 year-to-date. The decrease in expenses, excluding non-recurring items, was attributable to lower spending on advertising and payroll. Advertising expense decreased primarily due to reductions in media, flyers and catalogue circulations. Payroll expense decreased primarily due to a reduced number of associates, as a result of previously announced transformation actions. See Note 7 “Property, plant and equipment”, Note 8 “Goodwill” and Note 14 “Assets and liabilities classified as held for sale” in the Q3 2014 financial statements for additional information regarding impairment costs in Fiscal 2014 year-to-date and Fiscal 2013 year-to-date.

Depreciation and amortization expense in Q3 2014 and in Fiscal 2014 year-to-date decreased by $6.9 million and $21.7 million, respectively, as compared to the same periods in Fiscal 2013, primarily due to the disposal of assets relating the closure of full-line stores previously announced during Fiscal 2013, the disposal of assets related to certain joint arrangements sold during the fourth quarter of Fiscal 2013, the impairment of certain assets during the fourth quarter of Fiscal 2013 and the second quarter of Fiscal 2014 and the impairment of the assets of one of the Regina logistics centres during the third quarter of Fiscal 2013. The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis, as described in Note 7 “Property, plant and equipment” and Note 8 “Goodwill” in the Q3 2014 financial statements.

Finance costs in Q3 2014 and Fiscal 2014 year-to-date decreased by $1.5 million and $2.4 million, respectively, as compared to the same periods in Fiscal 2013, primarily attributable to lower commitment fees related to our senior secured revolving credit facility (see Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for additional information) and the sale of certain joint arrangements in the fourth quarter of Fiscal 2013.

Interest income in Q3 2014 and in Fiscal 2014 year-to-date was comparable to interest income in the same periods in Fiscal 2013.

Income tax expense in Q3 2014 increased to $43.7 million, as compared to an income tax recovery of $16.7 million in Q3 2013, and income tax expense increased to $4.6 million in Fiscal 2014 year-to-date, as compared to an income tax expense of $3.7 million in Fiscal 2013 year-to-date, primarily due to a write down of deferred tax assets for $65.9 million during Q3 2014, as described in Note 20 “Income taxes” in the Q3 2014 financial statements, partially offset by higher losses in Q3 2014 and in Fiscal 2014 year-to-date, respectively, as compared to the same periods in Fiscal 2013.

Adjusted EBITDA in Q3 2014 was $(19.4) million, as compared to $7.3 million in Q3 2013, a decrease of $26.7 million. Adjusted EBITDA in Fiscal 2014 year-to-date was $(93.6) million, as compared to $17.7 million in the same period last year, a decrease of $111.3 million. Adjusted EBITDA in Q3 2014 was impacted by the loss of rental income of $5.6 million from the sale of shopping centre joint arrangements with The Westcliff Group of Companies during the fourth quarter of Fiscal 2013, $4.2 million related to the closure of full-line stores previously announced during Fiscal 2013, $2.0 million due to the discontinuation of the licensing arrangement with SHS, and $1.2 million in incremental foreign exchange loss, as compared to Q3 2013. Adjusted EBITDA in Fiscal 2014 year-to-date was impacted by $16.6 million related to the closure of full-line stores previously announced during Fiscal 2013, the loss of rental income of $16.2 million from the sale of shopping centre joint arrangements with The Westcliff Group of Companies during the fourth quarter of Fiscal 2013, and $5.4 million due to the discontinuation of the licensing arrangement with SHS, partially offset by $2.0 million in incremental foreign exchange gain, as compared to Fiscal 2013 year-to-date. Excluding the impact of these items, Adjusted EBITDA would have been $(6.4) million and $(57.4) million in Q3 2014 and Fiscal 2014 year-to-date, respectively.

2. Segment Performance
As at the dates noted below, the Company’s locations were distributed across the country as follows:

						As at November 1, 2014	As at February 1, 2014	As at November 2, 2013
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-line department stores	12	27	40	20	14	113	118	118
Sears Home stores	2	11	19	10	5	47	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	2	1	—	3	4	4
Corporate stores	15	39	67	32	21	174	181	181
Hometown Dealer stores	45	22	43	57	40	207	234	241
Sears Home Services Showrooms[1]	—	—	—	—	—	—	8	9
Corbeil Franchise stores	—	13	2	—	—	15	16	16
Corbeil Corporate stores	—	13	6	—	—	19	18	18
Corbeil	—	26	8	—	—	34	34	34
National Logistics Centres[2]	—	1	2	2	1	6	6	6
Travel offices	7	22	37	16	14	96	97	101
Catalogue merchandise pick-up locations	189	320	386	341	133	1,369	1,446	1,472

1	During the quarter, the Company closed all Sears Home Services Showrooms in connection to the SHS receivership described in Note 17 in the Q3 2014 financial statements.
2
Sears operates six logistics centres strategically located across the country, each referred to as a National Logistics Centres (“NLC”). The NLCs are comprised of seven owned and two leased warehouse facilities which serve all channels of the business.

The number of selling units leased and owned by the Company was as follows:

	As at November 1, 2014			As at February 1, 2014
	Leased	Owned	Total	Leased	Owned	Total
Full-Line department stores	99	14	113	104	14	118
Sears Home stores	45	2	47	46	2	48
Outlet stores	11	—	11	11	—	11
Specialty type: Appliances and Mattresses stores	3	—	3	4	—	4
Hometown Dealer stores[1]	17	—	17	16	—	16
Corbeil[1]	30	—	30	30	—	30
Total[2]	205	16	221	211	16	227

1	Only Hometown Dealer and Corbeil stores that are not independently owned and operated are included.
2	Travel offices and Catalogue merchandise pick-up locations are located in other Sears stores or local businesses, and therefore not included.

As at the end of Q3 2014, Fiscal 2013, and Fiscal 2012, the gross square footage for corporate store locations and NLCs was as follows:

(square feet, millions)	As at November 1, 2014	As at February 1, 2014	As at February 2, 2013
Full-Line Department stores	14.1	15.2	15.2
Sears Home stores	2.1	2.1	2.1
Outlet stores	0.8	0.8	0.8
Other[1]	0.3	0.3	0.3
NLCs	6.6	6.5	6.5
Total	23.9	24.9	24.9

1	Other includes Appliances and Mattresses, Hometown Dealer and Corbeil stores.

Results of Merchandising Operations

	Third Quarter			Year-to-Date
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total Revenue	$833.6	(14.2)%	$971.2	$2,448.0	(11.8)%	$2,776.6
Cost of goods and services sold, operating, administrative and selling expenses[1]	853.5	(12.0)%	970.0	2,543.7	(8.4)%	2,777.2
Adjusted EBITDA	$(19.9)	nm	$1.2	$(95.7)	nm	$(0.6)
“nm” means “not meaningful”

1	Excludes depreciation and amortization, transformation expenses and non-recurring items.

Comparative Analysis - Revenue for the Company’s merchandise operations decreased by 14.2% in Q3 2014 and 11.8% in Fiscal 2014 year-to-date, as compared to the same periods in Fiscal 2013. Adjusted EBITDA decreased to $(19.9) million in Q3 2014 and $(95.7) million in Fiscal 2014 year-to-date, as compared to $1.2 million and $(0.6) million for the same periods in Fiscal 2013. Refer to Section 1.f. “Consolidated Financial Results” for additional information.

Results of Real Estate Joint Arrangements

	Third Quarter			Year-to-Date
(in CAD millions)	2014	% Chg 2014 vs 2013	2013	2014	% Chg 2014 vs 2013	2013
Total Revenue	$0.9	(91.9)%	$11.1	$4.0	(87.8)%	$32.9
Cost of goods and services sold, operating, administrative and selling expenses[1]	0.4	(92.0)%	5.0	1.9	(87.0)%	14.6
Adjusted EBITDA	$0.5	(91.8)%	$6.1	$2.1	(88.5)%	$18.3

1	Excludes depreciation and amortization and non-recurring items.

Comparative Analysis - Revenue for the Company’s real estate joint arrangements in Q3 2014 and in Fiscal 2014 year-to-date decreased by 91.9% and 87.8%, respectively, as compared to the same periods in Fiscal 2013, primarily related to certain joint arrangements sold during the fourth quarter of Fiscal 2013. Adjusted EBITDA decreased to $0.5 million in Q3 2014 and $2.1 million in Fiscal 2014 year-to-date, as compared to $6.1 million and $18.3 million for the same periods in Fiscal 2013.

3. Consolidated Financial Position, Liquidity and Capital Resources
Current assets as at November 1, 2014 were $1,214.0 million, which was $202.8 million lower than as at February 1, 2014. The decrease was primarily due to a $279.5 million decrease in cash and cash equivalents, partially offset by a $51.7 million increase in income taxes recoverable primarily due to a reclassification from deferred tax assets and a $23.9 million increase in inventories due to the seasonal build-up of holiday inventory.

Current liabilities as at November 1, 2014 were $731.2 million, which was $118.6 million lower than as at February 1, 2014, primarily due to decreases in income taxes payable and other taxes payable of $88.2 million from tax payments made in the first half of 2014 for taxable income earned in the fourth quarter of Fiscal 2013. Current liabilities were also lower compared to February 1, 2014, due to a $34.8 million decrease in provisions from severance payments related to previously announced transformation actions and a $14.0 million decrease in deferred revenue primarily related to reduced sales of gift cards and extended warranty service contracts, partially offset by a $22.2 million increase in accounts payable and accrued liabilities resulting from the seasonal build-up of holiday inventory.

Inventories were $798.5 million as at November 1, 2014, as compared to $774.6 million as at February 1, 2014. The $23.9 million increase was due to the seasonal build-up of holiday inventory.

Total cash and cash equivalents was $234.3 million as at November 1, 2014, as compared to $513.8 million as at February 1, 2014. The decrease of $279.5 million was primarily due to cash used for operating activities.

Total assets and liabilities as at the end of Q3 2014, Fiscal 2013, and Q3 2013 were as follows:

(in CAD millions, at period end)	As at November 1, 2014	As at February 1, 2014	As at November 2, 2013
Total assets	$1,995.4	$2,392.3	$2,653.3
Total liabilities	1,167.9	1,318.5	1,502.2

Total assets as at November 1, 2014 decreased by $396.9 million to $1,995.4 million, as compared to $2,392.3 million at the end of Fiscal 2013, primarily due to lower cash and cash equivalents, depreciation and amortization of property, plant and equipment and intangible assets and the write down of deferred tax assets, partially offset by increases in income taxes recoverable and inventories.

Total liabilities as at November 1, 2014 decreased by $150.6 million to $1,167.9 million, as compared to $1,318.5 million at the end of Fiscal 2013, primarily due to decreases in deferred revenue, provisions, income and other taxes payable and retirement benefit liability.

Cash flow used for operating activities
Cash flow used for operating activities decreased by $9.9 million in Q3 2014 to $54.6 million, as compared to cash flow used for operating activities of $64.5 million in Q3 2013. The Company’s primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The decrease in cash used for operating activities was primarily attributable to a lower net loss, after adjusting for impairment losses and income tax expense (recovery) in both periods as well as a lower seasonal build-up of holiday inventory, partially offset by lower accounts payable and accrued liabilities in Q3 2014, as compared to the same period in Fiscal 2013.

Cash flow generated from (used for) investing activities
Cash flow generated from investing activities was $24.1 million in Q3 2014, as compared to cash flow used for investing activities of $13.3 million in Q3 2013. The $37.4 million increase in cash generated from investing activities was primarily due to proceeds received of $38.2 million from the sale of the Company’s interest in certain joint arrangements in Q3 2014.

Cash flow used for financing activities
Cash flow used for financing activities decreased by $1.4 million to $1.7 million for Q3 2014, as compared to $3.1 million for Q3 2013. The decrease in cash used for financing activities is primarily due to the repayment of long-term obligations associated with our joint arrangements in Q3 2013.

Contractual Obligations
Contractual obligations as of November 1, 2014, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$460.9	$460.9	$460.9	$—	$—	$—
Finance lease obligations including payments due within one year [1]	29.1	37.5	6.0	10.7	10.1	10.7
Operating lease obligations [2]	n/a	448.7	97.3	149.9	99.2	102.3
Royalties [2]	n/a	3.5	—	2.0	1.5	—
Purchase agreements [2,4]	n/a	9.8	5.5	4.3	—	—
Retirement benefit plans obligations [3]	271.0	87.9	17.2	40.5	28.9	1.3
	$761.0	$1,048.3	$586.9	$207.4	$139.7	$114.3

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. In Q2 2014, the Company extended the term of the senior secured revolving credit facility and reduced the total credit limit to $300.0 million (the “Amended Credit Facility”). The Company had no borrowings on the Amended Credit Facility as at November 1, 2014.

2	Operating lease obligations, royalties and some purchase agreements are not reported in the Q3 2014 financial statements.
3	Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014.
4	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
At the end of Q3 2014, the Company’s retirement benefit plan obligations decreased by $15.0 million to $271.0 million, as compared to the end of Fiscal 2013.

In the fourth quarter of Fiscal 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, effective January 1, 2015. In addition, the Company amended its pension plan for improvements that increase portability of associates’ benefits, effective March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, effective January 1, 2014. The Company also froze the benefits offered under the non-pension retirement plan to benefit levels as at January 1, 2015. In the fourth quarter of Fiscal 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses). Refer to Note 20 “Retirement benefit plans” in the Consolidated Financial Statements for Fiscal 2013 for additional information.

During the 39-week period ended November 1, 2014, the Company’s defined benefit pension plan offered lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. The Company incurred expenses of $0.8 million related to these offers, during the 13-week period ended May 3, 2014 and these expenses were included in “Selling, administrative and other expenses”. The Company paid $13.8 million to settle acceptances from the non-pension retirement plan offer and recorded a pre-tax gain of $10.6 million ($11.4 million settlement gain less fees of $0.8 million) during the 13-week period ended August 2, 2014 related to these offers. To determine the settlement gain, the non-pension retirement plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive (loss) income, net of taxes” (“OCI”).

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was filed on June 30, 2014. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of January 31, 2014.

The Company’s target asset allocation for the registered and non-registered pension plans is 55-80% fixed income and 20-45% equity. For the assets in the health and welfare trust, included in the non-pension retirement plan, the Company’s target asset allocation is 100% fixed income. As at the end of Fiscal 2013, the assets were in line with the target allocation range. The asset allocation may change from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and existing cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

The Company’s debt consisted of finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of the Credit Facility to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million during the first half of Fiscal 2014 (Fiscal 2013: nil) related to the Amended Credit Facility. The Company’s annual commitment fees on the unused portion of the Amended Credit Facility (included in “Finance costs” in the Q3 2014 financial statements), are expected to decrease to $1.1 million per year, compared to the $4.0 million fees payable previously, a savings of over 70%.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $268.1 million as at November 1, 2014 (February 1, 2014: $374.0 million, November 2, 2013: $759.8 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at November 1, 2014, three properties in Ontario have been registered under the Amended Credit Facility. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral. The estimated reserves, if applied as at November 1, 2014, would not impact the Company’s borrowing availability.

The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at November 1, 2014.

The proceeds of $590.5 million received by the Company in Fiscal 2013 for the lease terminations and lease amendments were used towards the distribution of an extraordinary cash dividend of $509.4 million in the fourth quarter of 2013. The remaining proceeds in addition to the $387.1 million of proceeds received by the Company for the sale of its interest in certain joint arrangements in the fourth quarter of 2013 and in Fiscal 2014 year-to-date will be used for general corporate purposes, the settlement of retirement benefits, upgrades to the IT infrastructure and other capital expenditures. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including stock purchases and dividends.

As at November 1, 2014, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $4.4 million included in “Other long-term assets” in the Q3 2014 financial statements (February 1, 2014: no borrowings and unamortized transaction costs of $4.4 million included in “Other long-term assets”, November 2, 2013: no borrowings and unamortized transaction costs of $4.8 million included in “Other long-term assets”). In addition, the Company had $31.9 million (February 1, 2014: $24.0 million, November 2, 2013: $24.2 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.

As at November 1, 2014, the Company had outstanding merchandise letters of credit of U.S. $7.8 million (February 1, 2014: U.S. $9.0 million, November 2, 2013: U.S. $6.7 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 24 “North Hill and Burnaby agreements” in the Q3 2014 financial statements for additional information on the mortgage).

4. Financial Instruments
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 17 “Financial instruments” in the Q3 2014 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $313.7 million as at November 1, 2014 (February 1, 2014: $605.8 million, November 2, 2013: $315.6 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. As at November 1, 2014, one party represented 13.8% of the Company’s net accounts receivable (February 1, 2014: one party represented 11.3% of the Company’s net accounts receivable, November 2, 2013: one party represented 12.3% of the Company’s net accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Periodically, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at November 1, 2014, there were forward contracts outstanding with a notional value of U.S. $130.0 million (February 1, 2014: U.S. $90.0 million, November 2, 2013: U.S. $195.0 million) and a fair value of $6.5 million included in “Derivative financial assets” (February 1, 2014: $7.2 million, November 2, 2013: $2.4 million) in the Q3 2014 financial statements. These derivative contracts have settlement dates extending to April 2015. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement (“IAS 39”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at November 1, 2014, the designated portion of these hedges was considered by the Company to be effective.

During the 13 and 39-week period ended November 1, 2014, the Company recorded a loss of $1.7 million and a loss of $1.6 million (2013: loss of $0.5 million and a loss of $3.6 million), respectively, in “Selling, administrative and other expenses” in the Q3 2014 financial statements, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The Q3 2014 period end exchange rate was 0.8872 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net (loss) earnings of $2.2 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk
Periodically, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at November 1, 2014, the Company had no interest rate swap contracts in place (February 1, 2014: nil, November 2, 2013: nil).

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

Cash and cash equivalents and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at November 1, 2014 was a net asset of $235.6 million (February 1, 2014: net asset of $515.1 million, November 2, 2013: net asset of $239.5 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net (loss) earnings for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at November 1, 2014.

5. Funding Costs
The funding costs for the Company are outlined in the table below:

	Third Quarter		Year-to-Date
(in CAD millions)	2014	2013	2014	2013
Interest costs
Total long-term obligations at end of period[1]	$29.1	$53.0	$29.1	$53.0
Average long-term obligations for period[2]	29.7	54.1	31.7	56.2
Long-term funding costs[3]	0.6	1.1	1.8	3.1
Average rate of long-term funding	8.1%	8.2%	7.6%	7.4%

1	Includes current portion of long-term obligations.
2	The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.
3	Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

6. Related Party Transactions
On October 15, 2014, Holdings announced the commencement of a rights offering for 40 million common shares of the Company. See Note 10 “Capital stock and share based compensation” in the Q3 2014 financial statements for additional information.

As at December 1, 2014, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, was the beneficial holder of 50,438,809 common shares, representing approximately 49.5%, of the Company’s total outstanding common shares. Sears Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company’s total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Section 6 “Related Party Transactions” in the 2013 Annual Report and Note 31 “Related party transactions” in the 2013 Annual Consolidated Financial Statements for further information about these transactions.

7. Shareholders’ Equity
As at December 1, 2014, the total number of common shares issued and outstanding of the Company was 101,877,662 (February 1, 2014: 101,877,662, November 2, 2013: 101,877,662).

8. Event After the Reporting Period
On November 17, 2014, the Company and JPMorgan Chase announced that their credit card marketing and servicing alliance agreement will end on November 15, 2015. JPMorgan Chase will continue to perform under the agreement to at least November 15, 2015 and will have no obligation to do so after such date. The Company is currently in the process of considering available options with respect to the future management of the credit and financial services operations. In the event that a sale of the portfolio of accounts and related receivables under the current JPMorgan Chase program occurs, JPMorgan Chase has agreed to pay the Company up to $174.0 million, under certain circumstances. There is no assurance that such a transaction will be achieved or that the necessary circumstances for the payment will occur.

9. Accounting Policies and Estimates
a. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board (“IASB”) that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.

In May 2014, the IASB issued new standards as follows:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

In May 2014, the IASB issued amendments to a previously released standard as follows:
IFRS 11, Joint Arrangements (“IFRS 11”)
The IASB has amended IFRS 11 to require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments will be effective for annual periods beginning on or after January 1, 2016, with earlier adoption permitted. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

On December 16, 2011, the IASB issued amendments to a previously released standard as follows:
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39 in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2018. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. In November 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.

b. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 2 “Significant accounting policies” and Note 4 “Critical accounting judgments and key sources of estimation uncertainty” in the 2013 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

10. Disclosure Controls and Procedures
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Acting Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended November 1, 2014.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management of the Company, including the CEO and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at November 1, 2014. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Q3 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

11. Risks and Uncertainties
Please also see Section 11 “Risks and Uncertainties” in the Company’s 2013 Annual Report and the prospectus filed with securities regulators in Canada and the United States on October 15, 2014 related to the rights offering (as described in Note 10 “Capital stock and share based compensation” in the Q3 2014 financial statements), which can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com, and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov., for a detailed description of the risks and uncertainties faced by the Company.

On November 17, 2014, the Company and JPMorgan Chase announced that their credit card marketing and servicing alliance agreement will end on November 15, 2015. JPMorgan Chase will continue to perform under the agreement to at least November 15, 2015 and will have no obligation to do so after such date. As the Company is currently in the process of considering available options with respect to the future management of the credit and financial services operations, there is a risk that the Company may not be able to secure a new agreement, or secure an agreement with substantially the same terms and conditions that it currently has with JPMorgan Chase, which may in turn affect the Company’s results of operations and financial condition. In the event that a sale of the portfolio of accounts and related receivables under the current JPMorgan Chase program occurs, JPMorgan Chase has agreed to pay the Company up to $174.0 million, under certain circumstances. There is no assurance that such a transaction will be achieved or that the necessary circumstances for the payment will occur.

On October 2, 2014. the Company announced Sears Holdings and the Company have agreed to extend the agreement pursuant to which the Company licenses the right to use the “Sears” name and certain other brand names associated with a number of its major product lines.

In the event Sears Holdings’ ownership interest is reduced to less than 10%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would no longer be permitted to use the “Sears” name and certain other brand names. If, prior to the completion of the five year period, the Company reasonably determines that a longer transition period is necessary, Sears Holdings will extend the license agreement for a further transition period not to exceed four years, at a below market rate. Losing the Company’s right to use these intellectual properties could significantly diminish the Company’s competitiveness and could materially harm its business. If the license agreement is terminated, the Company may attempt to renegotiate the license agreement although the terms of any renegotiated agreement may be less favorable to the Company.